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                             November 14, 2022

       Lara Fritts
       Chief Executive Officer
       Community Redevelopment Inc.
       1910 Towne Centre Blvd #250
       Annapolis, MD 21401

                                                        Re: Community
Redevelopment Inc.
                                                            Form 10-K for
fiscal year ended December 31, 2021
                                                            Filed April 1, 2022
                                                            Form 10-Q for the
interim period ended June 30, 2022
                                                            Filed August 29,
2022
                                                            File No. 000-26439

       Dear Lara Fritts:

              We have reviewed your October 31, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       October 4, 2022 letter.

       Form 10-K for fiscal year ended December 31, 2021

       General

   1. We note your response to comment 1 and reissue the comment in part. We remain unclear as to how you have
accounted for all elements of the agreement dated September 21, 2021 between the company and
Red Hills Capital Advisors, LLC during the period in which the agreement was fully
valid and enforceable, and the subsequent rescission, including the accounting literature
relied upon. Please specifically address the following:
                                                            As of and for the
portion of the fiscal year ended December 31, 2021 for which the agreement was
fully valid and enforceable, tell us how you will present the assets and liabilities, and
results of operations. In your response, specifically discuss whether
 Lara Fritts
Community Redevelopment Inc.
November 14, 2022
Page 2
              you plan to restate any previously issued financial statements and the basis for your conclusion;
                Specific to the accounting upon entry into and subsequent rescission of the agreement between you and Red Hills Capital Advisors, tell us what discussions the company had with its auditor (and any other advisor) regarding the accounting pertaining to each stage of the company's'
involvement prior to, under,
              and subsequent to the rescission of the agreement;
                Address why you believe the rescission of the agreement between you and Red Hills
              Capital Advisors is not considered a discontinued operation pursuant to ASC 205-20-
              40. In your response, specifically address the criteria considered therein in reaching your conclusion.
2.       We note your response to our prior comment 2 and your removal of the
term    Cash
         Equivalents    from your financial statements. In order to assist us
in our review of your
         status under the Investment Company Act of 1940, please state what
comprises    Other
         Current Assets    and provide a dollar amount and percentage for each
type of asset.
        You may contact Mark Rakip, Staff Accountant at 202.551.3573 or Shannon Menjivar,
Accounting Branch Chief at 202.551.3856 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameLara Fritts                                  Sincerely,
Comapany NameCommunity Redevelopment Inc.
                                                               Division of
Corporation Finance
November 14, 2022 Page 2                                       Office of Real
Estate & Construction
FirstName LastName